UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Teen Education Group, Inc.
(Exact name of registrant as specified in its corporate charter)

000-53169
(Commission File No.)

Delaware	26-032648
(State of Incorporation)	(IRS Employer Identification No.)

NO. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC
(Address of principal executive offices)

+86 21-39252120
(Registrant’s telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

TEEN EDUCATION GROUP, INC.

NO. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 9, 2010, to the holders of record at the close of business on November 30, 2010 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Teen Education Group, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by a share purchase and share exchange agreement, dated November 12, 2010 (the “Share Exchange Agreement”), by and among the Company, Robert L. Wilson, the majority shareholder of the Company (the “Majority Shareholder”), Hongkong Charter International Group Limited, a Hongkong company (“Hongkong Limited”), and the sole shareholder of Hongkong Limited (the “Hongkong Limited Shareholder”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Teen Education Group, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the U.S. Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on November 12, 2010.

On the Record Date, 2,500,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On November 12, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Hongkong Limited from the Hongkong Limited Shareholder in exchange for 2,250,000 Common Shares, representing 90% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Robert L. Wilson submitted his resignation from our Board of Directors and appointed Mr. Qun Hu to our Board of Directors. Mr. Wilson’s resignation will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name and Address (2)	Amount and Nature of Ownership (1)	Percentage of Class (3)

Common Stock, par value $0.001 per share	Zhoufeng Shen	0	0%

Common Stock, par value $0.001 per share	Xiaomei Wang	0	0%

Common Stock, par value $0.001 per share	Qun Hu (4)	1,300,000	52%

Common Stock, par value $0.001 per share	Robert L. Wilson (5)	0	0%

Common Stock, par value $0.001 per share	All officers and directors as a group (four persons)	1,300,000	52%

(1)
Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise, has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)	Unless otherwise stated, the address of such person is c/o the Company, at NO. 288 Maodian Road, Liantang Industrial Park, Qingpu District Shanghai, PRC.

(3)	Based on 2,500,000 shares of common stock issued and outstanding as of the date hereof.

(4)
These 1,300,00 shares of the Company’s common stock are owned directly by Delight Pride Limited, a British Virgin Islands Company (“Delight Pride”).  Qun Hu is the director and sole shareholder of Delight Pride and as such, maintains sole dispositive power and discretion as to the voting and investment decisions of Delight Pride.

(5)
Mr Wilson has an address of 70707 Frank Sinatra Drive, Unit 59, Rancho Mirage, CA 90067.  Mr. Wilson is the Company’s former sole officer.  Mr. Wilson resigned from his position on the board of directors, such resignation to become effective on the Effective Date.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Robert L. Wilson, who was elected to serve until his successor was duly elected and qualified.  Mr. Wilson has submitted his letter of resignation and Mr. Qun Hu has been appointed to our Board of Directors. Mr. Wilson’s resignation and the appointment of Mr. Hu to the Board of Directors will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position

Qun Hu	26	Director

Robert L. Wilson (1)	40	Director

Xiaomei Wang	53	Chief Financial Officer

Zhoufeng Shen	38	President, Chief Executive Officer

(1)	Former sole officer prior to November 12, 2010 and current director until the Effective Date.

Qun Hu, age 26, Chairman of the Board of Directors

Mr. Hu has been our Chairman of the Board since the Closing Date of the Share Exchange. Mr. Hu was the Chairman of the Board of Directors of Hongkong Charter International Group Limited since its inception in August 2009. From July 2007 to July 2009, Mr.Hu was the general manager of Leiguan Auto Parts Co. Ltd. From January 2007 to July 2007, he served as sales manager of Leiguan Auto Parts Co., Ltd. From January 2006 to July 2006, he served in VEF Sarl as Sales Associate in Paris, France. From May 2005 to August 2005, Mr. Hu worked for Barney’s as Sales Associate in London, United Kingdom. From May 2004 to August 2004, he worked in KMIG as Import Manager Assistant in Brussels, Belgium. Mr. Hu received his bachelor’s degree from MBA Institute, in Paris, France in 2006. In 2005, he studied at the University of Florida, in Gainesville, FL, USA.  Mr. Hu is fluent in English, Chinese, French, and Spanish.

Zhoufeng Shen, age 38, President, Chief Executive Officer

Zhoufeng Shen has been our Chief Executive Officer since the Closing Date of the Share Exchange.  Mr. Shen served as Vomart’s Chief Executive Officer from October 2010 to the Closing Date. From March 2001 to October 2007, he was President Assistant in DELIXI Group Co., Ltd. From June 1996 to October, 2000, he was a teacher at Wenzhou University. He got his master’s and bachelor’s degree in Brand Planning from China Academy of Art University.

Xiaomei Wang, age 53, Chief Financial Officer

Ms. Xiaomei Wang has been our Chief Financial Officer since the Closing Date of the Share Exchange.  Ms. Wang served as Vomart’s Finance Manager from April 2010 to the Closing Date.  From September 2008 to March 2010, Ms. Wang worked as the Chief Finance Manager in the public company Zhaohua Technology Co., Ltd. From November 1996 to December 2005, she was the Chief Finance Manager for Xinjiang Huijia Department Store. From April 1977 to October 1996, Ms. Wang was Chief Accountant and Finance Manager of Xinjiang Auto Factory Co., Ltd.  Ms. Wang graduated from Capital University of Economics and Business with a major in corporate management, and is a Certified Public Accountant licensed in the People’s Republic of China, the IFMA (International Financial Management Association), and the CTP (Certified Tax Planners).

Robert L. Wilson, age 40, Director

Mr. Wilson recently resigned as the Company’s sole officer and on the Effective Date, his resignation from the Board of Directors will become effective.  Mr. Wilson is currently the Assistant Administrator/Chief Financial Officer of Innovation Treatment Centers, Inc (“ITC”).  He has been employed at ITC since 1991. Duties include board of directors Meetings, cash disbursements, receipt journals, set up computer programs, purchases, setting up and preparing books through financial statements for the board of directors and auditor, staff scheduling, hiring, training and terminating staff, evaluate staff, preparing time cards, interact with residents, staff and family members, conduct milieu group therapy, supervise child related expenditures, coordinate recreational activities, attend IEPs, consult with therapists, social workers, psychiatrists, and licensing, organize medication trainings with pharmacy. Ensure that treatment and maintenance of facility adheres to and exceeds all standards as set forth by ITC and Title XXII and contractual obligations. Monitor log entries and incident reports. Oversee maintaining the building and grounds and equipment.  Mr. Wilson is also currently an administrative officer at FEMA.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended July 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The table below sets forth the positions and compensation for each officer and director for the years ended June 30, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Qun Hu,	2010	0	0	0	0	0	0	0	0
Chairman of the Board	2009	0	0	0	0	0	0	0	0

Zhoufeng Shen, President,	2010	9,050	0	0	0	0	0	0	9,050
Chief Executive Officer	2009	9,050	0	0	0	0	0	0	9,050

Xiaomei Wang,	2010	0	0	0	0	0	0	0	0
Chief Financial Officer	2009	0	0	0	0	0	0	0	0

Robert L. Wilson,	2010	0	0	0	0	0	0	0	0
Director, former Sole Officer (1)	2009	0	0	0	0	0	0	0	0

(1)	Former sole officer prior to November 12, 2010 and current director until the Effective Date.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended July 31, 2010.

Outstanding Equity Awards at Fiscal Year End

No equity awards were made during the fiscal year ended July 31, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended July 31, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended July 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended July 31, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended July 31, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2009 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Centracan incorporated has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2010	TEEN EDUCATION GROUP, INC.

	By:	/s/ Zhoufeng Shen
Zhoufeng Shen
Chief Executive Officer